FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

RUE OSSEGHEM 53

B-1080 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Delhaize Group Releases Additional Preliminary Financial Information Under IFRS

BRUSSELS, Belgium, June 29, 2005 - Delhaize Group (Euronext Brussels: DELB, NYSE: DEG), the Belgian international food retailer, today released financial information for the second, third and fourth quarters of 2004 according to International Financial Reporting Standards (IFRS).

Since the beginning of 2005, Delhaize Group reports its financial results under IFRS as endorsed by the European Union. This replaces Delhaize Group’s previous reporting under Belgian GAAP.

The report released today provides the following information on the effect of the adoption of IFRS on Delhaize Group’s financial statements as previously published under Belgian GAAP:

•	A reconciliation of 2nd and 3rd quarters of 2004 shareholders’ equity and 2nd, 3rd and 4th quarters of 2004 net profit;

•	The IFRS preliminary consolidated balance sheet and statement of changes in shareholder’s equity for the 2nd and 3rd quarters of 2004, and income statement and statement of cash flows for the 2nd, 3rd and 4th quarters of 2004, including segment information; and

•	Non-GAAP measures for the 2nd, 3rd and 4th quarters of 2004.

The report released today should be read in conjunction with a first report published on May 4, 2005, on the Company’s website (www.delhaizegroup.com), to which we refer for explanations to the preliminary financial statements.

The May 4, 2005 report provides the following information on the effect of the adoption of IFRS on Delhaize Group’s financial statements as previously published under Belgian GAAP:

•	The basis of preparation, the transition options and the significant accounting policies;

•	A reconciliation of January 1, 2003 (date of transition to IFRS) equity and 2003, 2004 and 1st quarter of 2004 shareholders’ equity and net profit;

•	The IFRS preliminary consolidated balance sheet, income statement, statement of cash flows and statement of changes in shareholders’ equity for 2003, 2004 and the 1st quarter of 2004, including segment information;

•	Explanations supporting the reconciliations and the IFRS financial information;

•	Non-GAAP measures; and

•	The special purpose report of the Company’s Statutory Auditor

Delhaize Group

Delhaize Group is a Belgian food retailer present in eight countries on three continents. At the end of the first quarter of 2005, Delhaize Group’s sales network consisted of 2,571 stores. In 2004, Delhaize Group posted EUR 17.9 billion (USD 22.2 billion) in sales and EUR 299.8 million (USD 372.9 million) in net profit. At the end of 2004, Delhaize Group employed approximately 138,000 people. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the web site http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

Contacts:

Guy Elewaut: + 32 2 412 29 48

Geoffroy d’Oultremont: + 32 2 412 83 21

Ruth Kinzey (U.S. media): + 1 704 633 82 50 (ext. 2118)

Amy Shue (U.S. investors): + 1 704 633 82 50 (ext. 2529)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: July 5, 2005	By:	/s/ Michael R. Waller
Michael R. Waller
Executive Vice President

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